CONTACT:
MEDIA: Tamra Benjamin
(613) 591-6917, tamra.benjamin@mdsinc.com

INVESTORS: Ana Raman
(613) 595-4580, investor.relations@mdsinc.com
For Immediate Release:

MDS Reports Second Quarter Fiscal 2010 Financial Results

OTTAWA, CANADA, June 14, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global health sciences market, today reported financial results and filed its unaudited interim consolidated financial statements and related Management Discussion & Analysis for the three months ended
April 30, 2010.

Aligned with the strategic repositioning announced in September 2009, MDS has completed the sale of its Analytical Technologies and Pharma Services businesses. As a result, the Company has reported the results for these businesses as discontinued operations. While the Company’s focus is now solely on the MDS Nordion business, as well as Corporate and Other functions, transactions associated with the strategic repositioning continue to have a significant impact on continuing operations.

MDS reported revenues from continuing operations of $56 million in the second quarter of 2010 compared with
$65 million in the second quarter of fiscal 2009. Loss from continuing operations was $52 million in the second quarter of 2010 compared with a loss of $6 million in the second quarter of fiscal 2009. The increase in loss reflected a $14 million after-tax corporate restructuring charge and a $27 million non-cash foreign exchange revaluation loss. The basic loss per share from continuing operations was $0.51 in the second quarter of fiscal 2010 compared with a loss of $0.06 per share in the corresponding quarter in fiscal 2009.

Including discontinued operations, MDS reported a net loss of $90 million in the second quarter of fiscal 2010, compared with a net loss of $17 million in the same quarter last year.

Second Quarter Fiscal 2010 Highlights
•
MDS reported revenues from continuing operations of $56 million for the second quarter of 2010, down $9 million from revenues of $65 million in the corresponding quarter in fiscal 2009. Excluding the impact of foreign exchange, revenues decreased by 23%, primarily driven by the isotope shortage.

•	Operating income for MDS Nordion was $9 million in the second quarter of fiscal 2010 compared with $20 million in the same quarter last year, primarily driven by the isotope shortage
•	As of the end of the second quarter of fiscal 2010, MDS had a cash balance of $134 million.
•	On February 1, 2010, William D. Anderson became Chairman of the Board of Directors for MDS Inc.
•	On February 3, 2010, MDS repaid, in full, its remaining outstanding senior unsecured notes for $223 million.
•	On March 5, 2010, MDS completed the divestiture of MDS Pharma Services Early Stage for $45 million, which included a $25 million note, and a 15% minority interest in one of the acquiring entities.
•	On March 11, 2010, at MDS’s Annual and Special Meeting of Shareholders, a special resolution changing the Company’s name to Nordion Inc. was approved.
•	On March 29, 2010, MDS repurchased and cancelled 52,941,176 Common shares at a purchase price of $8.50 per Common share for a total cost of $450 million under the substantial issuer bid.
•
MDS completed its strategic repositioning. MDS, however, continues to provide transitional services to the businesses it has sold and will continue to see the effects of the strategic repositioning in its financial results into fiscal 2011.

“We remain focused on preparing Nordion to become a well-positioned stand-alone business that will continue to deliver solid financial results,” said Mr. Steve West, Chief Executive Officer, MDS Inc. “Completing the transition remains a priority as we consolidate all corporate functions at Nordion’s Ottawa headquarters by the end of 2010.”

Continuing Operations
MDS Inc.
	Second Quarter

(millions of U.S. dollars)	Q2 2010	Q2 2009
Revenues	$56	$65

Loss from continuing operations	$(52)	$(6)

Continuing operations consist of the MDS Nordion business and Corporate and Other functions, which include finance, information technology, human resources, and certain assets and liabilities expected to be retained by MDS.

MDS Nordion
	Second Quarter

(millions of U.S. dollars)	Q2 2010	Q2 2009
Revenues	$56	$65

Operating income	$9	$20

Revenues in the second quarter of fiscal 2010 were $56 million, compared with $65 million in the same quarter last year. The reduction in revenue was primarily driven by the continued shutdown of the NRU reactor since May 2009. On June 9, 2010, AECL announced that 98% of the NRU reactor weld repairs had been completed and that the NRU reactor is being targeted to return to service by the end of July 2010. Further guidance on the return-to-service date will be provided by AECL when more information becomes available.

Revenue results recorded in the MDS Nordion reporting segment were positively impacted by a foreign exchange gain, increased cobalt volumes and strength in its radiotherapeutics operations, largely driven by TheraSphere®, a targeted liver cancer treatment.

Operating income was $9 million in the second quarter of fiscal 2010 compared with $20 million in the same quarter last year, as the impact of lower revenues due to the NRU reactor shutdown and an unfavourable change in the fair value of embedded derivatives were partially offset by the growth in revenues for cobalt and certain radiotherapeutic products.

Corporate and Other
	Second Quarter

(millions of U.S. dollars)	Q2 2010	Q2 2009
Operating loss	$(61)	$(12)

Corporate and Other recorded an operating loss of $61 million in the second quarter of fiscal 2010 compared with a loss of $12 million in the same quarter last year. The decline reported in this segment reflected a non-cash foreign exchange loss (described on page 4), restructuring charges related to the strategic repositioning, and higher selling, general and administration and depreciation and amortization expenses.  The operating loss was partially offset by workforce reductions due to the wind down of the Toronto headquarters, income from transition service agreements and cost-control initiatives.

In the second quarter of 2010, MDS recorded a $27 million non-cash foreign exchange loss as a charge to earnings. The loss was primarily a result of the revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in U.S. dollars to fund the substantial issuer bid, which was paid out in U.S. dollars. While this did not create an exposure from a U.S. dollar perspective, the cash proceeds from the sale were held in a Canadian dollar functional currency entity. As the Canadian dollar strengthened against the U.S. dollar during the second quarter of fiscal 2010, a non-cash loss on foreign exchange was recorded.  Under U.S. generally accepted accounting principles, the offset to this revaluation loss is reflected as a foreign currency translation gain, which is recorded directly in shareholder’s equity.

Discontinued Operations

	Second Quarter

(millions of U.S. dollars)	Q2 2010	Q2 2009
Loss from discontinued operations, net of income taxes	$(38)	$(11)

During the second quarter of fiscal 2010, MDS completed its strategic repositioning initiatives with the sale of MDS Pharma Services Early Stage.

In the second quarter of fiscal 2010, MDS recorded a loss of $38 million from discontinued operations, net of income taxes, which included operating results from MDS Pharma Services Early Stage. The Company recorded an $11 million after-tax loss on the sale of the Pharma Services Early Stage business in the second quarter of 2010, resulting in a total estimated after-tax loss of $74 million related to the sale of this business. In addition, MDS Pharma Services Early Stage reported a $20 million operating loss primarily as a result of operating performance. This included a $4 million restructuring charge and a $12 million foreign exchange loss resulting from the settlement of an intercompany loan and revaluation of certain assets and liabilities, partially offset by a $7 million reversal in the U.S. Food and Drug Administration provision from the revised estimate for future costs. In the second quarter of fiscal 2009, an $11 million loss was recorded from Pharma Services and $nil from Analytical Technologies.

Conference Call

MDS will hold a conference call on Tuesday, June 15 at 9:30 a.m. EST to discuss second quarter 2010 results. This call will be webcast live at www.mdsnordion.com, and will be available after the call in archived format at www.mdsnordion.com/news_events/webcasts_presentations.asp.

The full text of MDS Inc.’s second quarter release, including Management’s Discussion and Analysis (MD&A) and financial statements, can be accessed on MDS’s website at http://www.mdsnordion.com/investors/financial_results.asp.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world.  Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has nearly 700 highly skilled people in five locations. Find out more at www.mdsnordion.com.

Caution Concerning Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including, the strategy of the continuing businesses, the completion of activities associated with the sale of MDS Analytical Technologies and MDS Pharma Services Early Stage (Early Stage), as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes, including the return to service of the National Research Universal reactor owned and operated by Atomic Energy of Canada Limited; the stability of global equity markets; obligations retained and projected adjustments thereto and their success as ongoing businesses, or at all; the fact that our operations have been substantially reduced as a result of the sale of MDS Analytical Technologies and Early Stage; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favourable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our 2009 AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

SOURCE: MDS

6